SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 29, 2018

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on August 29, 2018

Buenos Aires, August 29, 2018

To:

Comisión Nacional de Valores

Re.: Banco Macro S.A. Reports Relevant Event

in Compliance with Section 3, subsection 23,

Chapter I of Book XII of the Rules of the

Comisión Nacional de Valores.

Dear Sirs,

In my capacity as attorney-in-fact of Banco Macro S.A. (the "Bank") and in compliance with Section 3, subsection 23, Chapter I of Book XII of CNV Regulations, I hereby inform the Comisión Nacional de Valores (the “CNV”) that the Bank has acquired its own shares issued by the Bank under the provisions of Section 64 of Law 26,831 and applicable CNV Rules and Regulations.

In that respect, we inform you that the Bank acquired 1,174,200 common, book entry, Class B shares with a par value of Ps$. 1 (one Peso) each and entitled to 1 (one) vote per share, with an average weighted price of Ps$ 132,945 per share, and an aggregate amount of Ps$. 156,104,243.75

In case of any doubt or inquiry, please contact me.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 29, 2018

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer